UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Terranova S.A.
(Exact name of registrant as specified in its charter)

Terranova S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- _____

Item 1. News release issued by Terranova on April 13, 2005:

NEWS RELEASE

For further information contact:
Marcelo Padilla	Maria Barona / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
(56 2) 707-8443	(212) 406-3690/1
marcelo.padilla@masisa.com	masisa@i-advize.com
www.masisa.com

Terranova’s Shareholders Approve
Merger with Masisa

  This decision follows the approval of the merger at yesterday’s Masisa Extraordinary Shareholders’ Meeting

  The merger creates one of the largest forestry groups in the region, with assets of approximately US$1.8 billion in Latin America and the United States

  Shareholders approved changing the name of the merged company to “Masisa S.A.” given the “Masisa” brand recognition throughout its markets.

Santiago, April 13, 2005 – TERRANOVA S.A. (“Terranova” or “the Company”), announced that at the Extraordinary Shareholders’ Meeting held on April 13, 2005 in Santiago, Terranova’s shareholders approved the merger of Masisa into Terranova. Masisa’s shareholders approved the merger of both companies at an Extraordinary Shareholders’ Meeting held yesterday, April 12, 2005.

The approval of the merger by the Terranova shareholders is subject to the following conditions: (i) that dissenting shareholders of Masisa S.A. will not exercise withdrawal rights for an amount greater than US$6,000,000 and, (ii) that dissenting shareholders of Terranova S.A. will not exercise withdrawal rights for an amount greater than US$10,000,000. As the surviving entity, Terranova S.A. will acquire all the assets and liabilities of Masisa S.A. indicated on the individual and other audited financial statements of Masisa S.A. and assume all Masisa’s rights and obligations.

The exchange ratio approved at the Terranova Extraordinary Shareholder Meeting was 2.56 shares of Terranova common stock without nominal (par) value and privileges (“Terranova Common Stock”) for each share of Masisa common stock without nominal (par) value and privileges (“Masisa Common Stock”). Holders of Masisa’s ADSs will receive 1.536 Terranova ADSs for each Masisa ADS. In connection with the merger of Masisa into Terranova, based upon the approved exchange ratio, 1,130,632,161 new shares of Terranova Common Stock will be issued. In order to permit the issuance of these shares, Terranova’s shareholders also approved the increase of the Company’s paid-in capital from US$583,738,988.04, relating to 3,918,427,856 shares of Terranova Common Stock, to US$696,480,681.73 relating to 5,049,060,017 shares of Terranova Common Stock. These shares will be issued to Masisa’s shareholders in accordance with the exchange ratio approved at the Terranova Extraordinary Shareholders’ Meeting.

As a consequence of Masisa’s dissolution, Masisa’s American Depository Shares (ADS) program listed on the New York Stock Exchange will be cancelled. The cancellation will be effective when shares of Masisa Common Stock and Masisa ADSs are exchanged for shares of Terranova Common Stock and Terranova ADSs. Terranova has applied to trade its ADSs on the New York Stock Exchange under the symbol “MYS” following the exchange of Masisa ADSs for Terranova ADSs.

Earlier today, at Terranova’s Ordinary Shareholders’ Meeting, shareholders approved the payment of the minimum legal dividend and an additional dividend, in respect to the fiscal year ended December 31, 2004. The aggregate amount of the dividends approved by shareholders is US$20,508,161.69, which is equivalent to approximately 38.37% of the Company’s 2004 net income subject to distribution (30% of which corresponds to the minimum legal dividend and 8.37% of which corresponds to the additional dividend). This results in an aggregate dividend per share of Terranova Common Stock of US$0.005233773.

The following individuals were also elected to the Company’s Board of Directors during the Ordinary Shareholders’ Meeting:

  Julio Moura
  Ronald Degen
  Patrick Nielson
  Carlos Marín Olalla
  Jorge Carey Tagle
  Juan Carlos Méndez González

  Enrique Seguel Morel

The Company also announced today that the President of the merged entity will be Mr. Julio Moura and the CEO will be Mr. Gonzalo Zegers Ruiz-Tagle.

Terranova’s Shareholders also approved changing the name of the merged company to Masisa S.A. due to the brand recognition that Masisa has throughout its markets. The merged company will be one of the largest forestry groups in the Latin American region, with assets of approximately US$1.8 billion in Latin America and the United States. The company will have approximately 368 thousand hectares of forestry lands throughout Chile, Argentina, Venezuela and Brazil and production facilities in Chile, Brazil, Venezuela, Argentina, Mexico and the United States. In addition, it will have an annual production capacity of approximately 531 thousand cubic meters of sawn lumber, and approximately 2.3 million cubic meters of wood boards. Furthermore, the merged company will have over 230 PlacaCentros in 12 countries in Latin America.

Julio Moura, Chairman of the Board of Directors of Masisa, stated, “We are pleased with the approval of the merger, which marks an important milestone in the forestry industry, since we will become one of the largest forestry groups in the region. The merger strengthens our strategic position and creates new growth opportunities. We believe this will result in a more solid, more efficient and more competitive company, which will be able to deliver greater value to shareholders”.

Item 2. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on April 13, 2005.

Santiago, April 13, 2005

Mr.
Superintendent
Superintendencia de Valores y Seguros

Ref.:	IMPORTANT EVENT
Terranova S.A.
Listed Company
Chilean Securities Registration No.825

To whom it may concern:

In accordance with the provisions established by article 9 and second item of article 10 of Chilean Corporations Law No. 18,045, General Ruling No. 30 and Ruling No. 660 of the Superintendencia de Valores y Seguros (Chilean securities regulatory authority), I hereby provide notice of the following as an important event regarding Terranova and its business:

Today, April 13, 2005, at the Ordinary Shareholders’ Meeting, Terranova’s Shareholders approved the following:

1.

The payment of the legal minimum definitive dividend and an additional definitive dividend, in respect to the fiscal year ended December 31, 2004, for an aggregate amount of US$20,508,161.69, which is equivalent to approximately 38.37% of the Company’s 2004 net income subject to distribution (30% legal minimum and 8.37% additional). This results in an aggregate dividend per share of Terranova Common Stock of US$0.005233773.

The dividend will be paid on April 27, 2005. Shareholders who are listed on Terranova’s registry on April 21, 2005 are entitled to receive the dividend. The dividend will be paid in Chilean Pesos, according to the “dólar observado” exchange rate as published by the Diario Oficial on April 22, 2005.

2.	The following were elected as Directors of the company for the next three years:

Mr. Julio Moura, Mr. Ronald Degen, Mr. Patrick Nielson, Mr. Carlos Marín Olalla, Mr. Jorge Carey Tagle, Mr. Juan Carlos Méndez González and Mr. Enrique Seguel Morel.

Respectfully,

Julio Moura
President
Terranova S.A.

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

Item 3. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on April 13, 2005.

Santiago, April 13, 2005

Mr.
Superintendent
Superintendencia de Valores y Seguros

Ref.:	IMPORTANT EVENT
Terranova S.A.
Listed Company
Chilean Securities Registration N°825

To whom it may concern:

In accordance with the provisions established by article 9 and second item of article 10 of Chilean Corporations Law No. 18,045 and General Ruling No. 30 of the Superintendencia de Valores y Seguros (Chilean securities regulatory authority), I hereby provide notice of the following as an important event regarding Terranova and its business:

Today, April 13, 2005, at the Extraordinary Shareholders’ Meeting, Terranova’s Shareholders approved the following:

1)

The merger by incorporation of Masisa S.A. (“Masisa”) into Terranova S.A. (“Terranova”), subject to the following conditions: (i) that dissenting shareholders of Masisa will not exercise withdrawal rights for an amount greater than US$6,000,000 and, (ii) that dissenting shareholders of Terranova will not exercise withdrawal rights for an amount greater than US$10,000,000. As the surviving entity, Terranova will acquire all the assets and liabilities of Masisa indicated on the individual and other audited financial statements as of December 31, 2004, and assume all its rights and obligations.

2)

Increase the paid-in capital of Terranova from US$583,738,988.04, relating to 3,918,427,856 shares of common stock without nominal (par) value and privileges, to US$696,480,681.73 relating to 5,049,060,017 shares of common stock without nominal (par) value and privileges. This results in the issuance of 1,130,632,161 new shares common stock without nominal (par) value and privileges. These shares will be issued to Masisa’s shareholders in accordance to the exchange ratio approved at the Extraordinary Shareholders’ Meeting, thus materializing the merger.

3)

To amend the Company’s bylaws, to reflect the increase of the paid-in capital defined above, to change the name of the Company to “Masisa S.A.”, and to expand the scope of the company's purpose in order to include the activities carried out by the absorbed to entity, among others.

4)	The share exchange ratio, pursuant to which Masisa’s shareholders will receive 2.56 new shares of Terranova for each share of Masisa.

5)

Article 69 of publicly listed companies’ states that dissenting shareholders have the right to withdraw from the company. The price per share to be paid corresponds to the weighted average transaction price for the last two months preceeding the date of the Extraordinary Shareholders Meeting, and will be announced to the shareholders as required by law.

Respectfully,

Julio Moura
President
Terranova S.A.

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2005

Terranova S.A.

By:	/S/ Patricio Reyes
Patricio Reyes General Counsel